Exhibit 99.1

Consolidated Financial Statements of

Almaden Minerals Ltd.

For the years ended December 31, 2021, 2020 and 2019

Almaden Minerals Ltd.

December 31, 2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Almaden Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Almaden Minerals Ltd. (the “Company”), as of December 31, 2021 and 2020, and the related consolidated statements comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2021, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021, 2020 and 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2015.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 25, 2022

1

Almaden Minerals Ltd.

Consolidated statements of financial position

(Expressed in Canadian dollars)

	December 31, 2021	December 31, 2020
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 13)	10,170,376	2,534,698
Gold in trust (Note 8)	915,995	955,781
Accounts receivable and prepaid expenses (Note 4)	155,638	175,008
	11,242,009	3,665,487

Non-current assets
Right-of-use assets (Note 5)	539,110	151,790
Property, plant and equipment (Note 6)	14,019,532	14,025,665
Exploration and evaluation assets (Note 7)	61,431,639	58,605,829
	75,990,281	72,783,284
TOTAL ASSETS	87,232,290	76,448,771

LIABILITIES
Current liabilities
Trade and other payables (Note 11 (a)(c))	508,068	447,551
Current portion of lease liabilities (Note 5)	82,677	134,950
	590,745	582,501

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	465,930	35,781
Gold loan payable (Note 8)	3,227,545	2,842,756
Warrant liability (Note 9)	623,290	-
Derivative financial liabilities (Note 8)	391,620	375,417
Deferred income tax liability (Note 14)	1,749,023	1,434,882
	6,457,408	4,688,836
Total liabilities	7,048,153	5,271,337

EQUITY
Share capital (Note 10)	141,040,654	131,189,978
Reserves (Note 10)	21,068,273	19,243,992
Deficit	(81,924,790)	(79,256,536)
Total equity	80,184,137	71,177,434
TOTAL EQUITY AND LIABILITIES	87,232,290	76,448,771

Subsequent events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 25, 2022.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/ Elaine Ellingham
Director	Director

2

Almaden Minerals Ltd.

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars)

	Year ended December 31,
	2021	2020	2019
Expenses	$	$	$
Professional fees (Note 11(a))	772,887	564,145	928,119
Salaries and benefits (Note 11(a))	1,876,911	1,337,010	1,378,501
Travel and promotion	200,995	82,013	262,094
Depreciation (Note 6)	16,638	19,564	24,199
Office and license (Note 11(b))	218,879	140,137	93,252
Amortization of right-of-use assets (Note 5)	121,479	121,432	121,432
Occupancy expenses (Note 5)	40,542	45,248	39,561
Interest expense on lease liabilities (Note 5)	13,330	21,480	32,305
Arrangement fee on gold loan payable (Note 8)	-	-	50,000
Interest, accretion and standby fees on gold loan payable (Note 8)	394,371	371,250	216,918
Listing and filing fees	187,169	199,327	225,432
Insurance	89,476	75,568	66,096
Directors’ fees (Note 11(a))	102,500	70,000	70,000
Share-based payments (Note 10(d) and 11(a))	1,870,800	1,784,500	933,120
	5,905,977	4,831,674	4,441,029

Other income (loss)
Administrative services fees (Note 11(b))	1,382,344	1,404,099	959,413
Interest income	490,245	40,196	41,650
Finance fees	-	(54,577)	(204,231)
Impairment of exploration and evaluation assets (Note 7)	-	-	(501,620)
Unrealized gain (loss) on derivative financial liabilities (Note 8)	(18,156)	44,049	(66,631)
Unrealized gain (loss) on gold in trust (Note 8)	(35,775)	199,379	236,217
Unrealized foreign exchange gain on gold loan payable (Note 8)	11,535	81,331	102,104
Unrealized foreign exchange loss on gold in trust (Note 8)	(4,011)	(21,017)	(73,937)
Unrealized gain on warrant liability (Note 9)	1,747,884	-	-
Realized gain on sale of gold in trust (Note 8)	-	19,413	200,932
Foreign exchange loss	(22,202)	(10,567)	(15,943)
	3,551,864	1,702,306	677,954
Loss before income taxes	(2,354,113)	(3,129,368)	(3,763,075)
Deferred income tax expense (Note 14)	(314,141)	-	-
Net loss for the year	(2,668,254)	(3,129,368)	(3,763,075)

Total comprehensive loss for the year	(2,668,254)	(3,129,368)	(3,763,075)

Basic and diluted net loss per share (Note 12)	(0.02)	(0.03)	(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

3

Almaden Minerals Ltd.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Year ended December 31,
	2021	2020	2019
	$	$	$
Operating activities
Net loss for the year	(2,668,254)	(3,129,368)	(3,763,075)
Items not affecting cash
Deferred income tax expense	314,141	-	-
Depreciation	16,638	19,564	24,199
Impairment of exploration and evaluation assets	-	-	501,620
Amortization of right-of-use assets	121,479	121,432	121,432
Arrangement fee on gold loan payable	-	-	50,000
Interest, accretion and standby fees on gold loan payable	394,371	371,250	216,918
Unrealized (gain) loss on derivative financial liabilities	18,156	(44,049)	66,631
Unrealized (gain) loss on gold in trust	35,775	(199,379)	(236,217)
Realized gain on sale of gold in trust	-	(19,413)	(200,932)
Unrealized foreign exchange gain on gold loan payable	(11,535)	(81,331)	(102,104)
Unrealized gain on warrant liability	(1,747,884)	-	-
Unrealized foreign exchange loss on gold in trust	4,011	21,017	73,937
Share-based payments	1,870,800	1,784,500	933,120
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	19,370	(14,291)	243,699
Trade and other payables	19,352	(83,294)	178,447
Net cash used in operating activities	(1,613,580)	(1,253,362)	(1,892,325)
Investing activities
Property, plant and equipment – purchase	(10,505)	(6,783)	(427,597)
Exploration and evaluation assets – costs	(2,784,645)	(1,750,935)	(3,324,173)
Net cash used in investing activities	(2,795,150)	(1,757,718)	(3,751,770)
Financing activities
Issuance of shares, net of share issue costs	11,610,581	3,850,209	-
Options exercised	564,750	158,090	-
Share issue costs on cashless exercise of options (Note 9(d))	-	(40,157)	-
Share issue costs (Note 9(b))	-	(40,990)	-
Warrants exercised	-	10,000	-
Net proceeds on gold in trust	-	818,360	1,577,704
Repayment of lease liabilities	(130,923)	(121,948)	(101,975)
Net cash from financing activities	12,044,408	4,633,564	1,475,729

Change in cash and cash equivalents	7,635,678	1,622,484	(4,168,366)
Cash and cash equivalents, beginning of year	2,534,698	912,214	5,080,580
Cash and cash equivalents, end of year	10,170,376	2,534,698	912,214
Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

4

Almaden Minerals Ltd.

Consolidated statements of changes in equity

(Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2019	111,726,719	127,022,366	15,990,864	715,968	16,706,832	(72,364,093)	71,365,105
Share-based payments	-	-	933,120	-	933,120	-	933,120
Fair value of warrants issued for arrangement fee on gold loan payable	-	-	50,000	-	50,000	-	50,000
Total comprehensive loss for the year	-	-	-	-	-	(3,763,075)	(3,763,075)
Balance, December 31, 2019	111,726,719	127,022,366	16,973,984	715,968	17,689,952	(76,127,168)	68,585,150
Share-based payments	-	-	1,784,500	-	1,784,500	-	1,784,500
Private placements, net of share issue costs	8,609,658	3,850,209	-	-	-	-	3,850,209
Shares issued for cash on exercise of stock options	188,000	158,090	-	-	-	-	158,090
Fair value of cash stock options transferred to share capital	-	51,980	(51,980)	-	(51,980)	-	-
Shares issued on cashless exercise of stock options	105,877	-	-	-	-	-	-
Share issue costs on cashless exercise of options	-	(40,157)	-	-	-	-	(40,157)
Share issue costs	-	(40,990)	-	-	-	-	(40,990)
Fair value of cashless stock options transferred to share capital	-	178,480	(178,480)	-	(178,480)	-	-
Warrants exercised	20,000	10,000	-	-	-	-	10,000
Total comprehensive loss for the year	-	-	-	-	-	(3,129,368)	(3,129,368)
Balance, December 31, 2020	120,650,254	131,189,978	18,528,024	715,968	19,243,992	(79,256,536)	71,177,434
Share-based payments	-	-	1,870,800	-	1,870,800	-	1,870,800
Private placements, net of share issue costs	15,846,154	11,610,581	-	-	-	-	11,610,581
Warrant liability	-	(2,371,174)	-	-	-	-	(2,371,174)
Finders’ warrants issued pursuant to private placement	-	(130,731)	130,731	-	130,731	-	-
Shares issued for cash on exercise of stock options	725,000	564,750	-	-	-	-	564,750
Fair value of cash stock options transferred to share capital	-	177,250	(177,250)	-	(177,250)	-	-
Total comprehensive loss for the year	-	-	-	-	-	(2,668,254)	(2,668,254)
Balance, December 31, 2021	137,221,408	141,040,654	20,352,305	715,968	21,068,273	(81,924,790)	80,184,137

The accompanying notes are an integral part of these consolidated financial statements.

5

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada and Mexico. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties, and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.	Basis of presentation

(a) Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b) Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial assets and financial liabilities at fair value through profit or loss. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2021.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

(c) Functional currency

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.

6

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

2.	Basis of presentation (Continued)

(d) Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgements and estimates. The consolidated financial statements include judgements and estimates which, by their nature, are uncertain. The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	A global pandemic related to COVID-19 was declared in March 2020. The current and expected impacts on global commerce have been, and are anticipated to be, far-reaching. To date, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;
o	The recoverability of the value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position (Note 3(f));

7

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

2.	Basis of presentation (Continued)

(d) Significant accounting judgments and estimates (Continued)

Estimates (Continued)

o	The Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense, warrant liability and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of each exploration and evaluation asset and property plant and equipment and related determination of the net realizable value and write-down of those assets where applicable (Note 3(f));
o	The estimated incremental borrowing rate used to calculate the lease liabilities;
o	The estimated fair value of gold in trust; and
o	The estimated initial fair value of gold loan payable.

3.	Significant accounting policies

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

	Jurisdiction	Nature of operations

Puebla Holdings Inc.	Canada	Holding company
Minera Gorrion, S.A. de C.V.	Mexico	Exploration company
Molinos de Puebla, S.A. de C.V.	Mexico	Holding company

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing these consolidated financial statements.

(b) Foreign currencies

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction dates. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

8

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(c) Financial instruments

A financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Company's financial assets consist primarily of cash and cash equivalents, and accounts receivable and are classified at amortized cost.

Financial liabilities comprise the Company’s trade and other payables. Financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. Trade and other payables and lease obligations are recognized initially at fair value and subsequent are measured at amortized costs using the effective interest method, when materially different from the initial amount. Derivative financial liabilities are classified as FVTPL. Fair value is determined based on the present value of future cash flow, discounted at the market rate of interest.

(i) Impairment of financial assets

An ‘expected credit loss’ (ECL) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Company's financial assets measured at amortized cost and subject to the ECL model include cash and cash equivalents, and accounts receivable.

(ii) Embedded derivatives

Derivatives may be embedded in other financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in profit or loss.

The Company issues warrants exercisable in a currency other than the Company’s functional currency and as a result, the warrants are derivative financial instruments.

Derivative financial instruments are initially recognized at fair value and subsequently measured at fair value with changes in fair value recognized in profit or loss. Transaction costs are recognized in profit or loss as incurred.

(d) Cash and cash equivalents

Cash equivalents include term deposits and money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

9

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(e) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, and are depreciated annually on a declining-balance basis if available-for-use at the following rates:

Furniture, fixtures and other	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%
Mill equipment	Straight line over mine life (11 years)

(f) Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and, accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received from farm-out arrangements or recovery of costs against the cost of the related claims. Acquisition costs include, but are not exclusive to land surface rights acquired. Deferred exploration costs include, but are not exclusive to geological, geophysical studies, annual mining taxes, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to profit or loss on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to profit or loss at the time of any abandonment or when it has been determined that there is evidence of an impairment.

The Company considers the following facts and circumstances in determining if it should test exploration and evaluation assets for impairment:

(i)	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

(iv)	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation assets is unlikely to be recovered in full from successful development or by sale.

An impairment charge may be reversed but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized. General exploration costs in areas of interest in which the Company has not secured rights are expensed as incurred.

10

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(f) Exploration and evaluation assets (Continued)

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in profit or loss costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to development asset within property, plant and equipment.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.

Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to profit or loss. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

(g)	Impairment of property, plant and equipment

Property, plant and equipment are reviewed for impairment at least annually, or if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount by way of recording an impairment charge to profit or loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized.

(h) Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

11

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(h) Income taxes (Continued)

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i) Share-based payments

The Company’s stock option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based payment expense with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to consultants and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

12

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(j) Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company, in addition to the proportionate amount of reserves originally created at the issuance of the stock options or warrants. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and common share purchase warrants based on the residual value method. Under this method, the proceeds are allocated to common shares based on the fair value of a common share at the announcement date of the unit offering and any residual remaining is allocated to common share purchase warrants.

Certain of the Company’s warrants are exercisable in a currency other than the functional currency of the Company. As a result, the fair value allocated to the warrant is recorded as a derivative financial liability with residual value being attributed to the equity unit. The fair value of the warrant is determined using the Black-Scholes Option Pricing Model and is marked to market at the end of each period. Upon exercise of the warrant, the fair value of the warrant at the date of exercise is transferred to share capital.

(k) Reclamation and closure cost obligations

Decommissioning and restoration provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted for the market discount rate.

Over time, the discounted liability is increased for the changes in the present value based on the current market discount rates and liability risks. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

When the Company enters into an option agreement on its exploration and evaluations assets, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

13

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(l) Net loss per share

The Company presents the basic and diluted net loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted net loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares (Note 12).

(m) Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight line method from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	exercise prices of purchase options if the Company is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

14

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(m) Leases (Continued)

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

(n) Standards issued or amended but not yet effective

The Company has not applied the following revised IFRS that has been issued but was not yet effective at December 31, 2021. This accounting standard is not currently expected to have a significant effect on the Company’s accounting policies or financial statements.

IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (effective January 1, 2022). The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, a company will recognize such sale proceeds and related cost in profit or loss.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2021	2020
Accounts receivable (Note 11(b))	$92,005	$122,967
Prepaid expenses	63,633	52,041
	$155,638	$175,008

At December 31, 2021, the Company has recorded value added taxes of $308,457 (2020 - $120,964) included in exploration and evaluation assets, as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

5.	Right-of-use assets and lease liabilities

The Company has lease agreements for its headquarter office space in Vancouver, B.C. Upon transition to IFRS 16, the Company recognized $394,654 of ROU assets and $394,654 of lease liabilities.

15

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars
5.	Right-of-use assets and lease liabilities (Continued)

One lease contains an extension option exercisable only by the Company was exercised on November 22, 2021. The lease was therefore extended from March 31, 2022 to March 31, 2027. The Company reassessed this significant event as a lease modification and has estimated that the potential future lease payments under the extended lease term would result in an increase in lease liability by $508,799.

The continuity of lease liabilities for the years ended December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Opening balance	$170,731	$292,679
Modification by extending the lease term	508,799	-
Less: lease payments	(144,253)	(143,428)
Interest expense	13,330	21,480
	548,607	170,731
Less: current portion of lease liabilities	(82,677)	(134,950)
Long-term portion of lease liabilities	$465,930	$35,781

  The Company entered into a sublease arrangement with a third party to lease an office unit from May 1, 2021 to March 31, 2022 under the same terms of the Company’s lease. The Company remains beholden to the obligations set out in its lease dated October 31, 2018. The rental income during the period ended December 31, 2021 from this operating sublease was $22,452 and recorded in interest and other income.

The continuity of ROU assets for the years ended December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
Opening balance	$151,790	$273,222
Modification by extending the lease term	508,799	-
Less: amortization of ROU assets	(121,479)	(121,432)
	$539,110	$151,790

During the year ended December 31, 2021, the Company recognized occupancy expenses of $40,542 (2020 - $45,248; 2019 - $39,561) related to short term leases.

As at December 31, 2021, the remaining payments for the operating lease are due as follows:

	2022	2023	2024	2025	2026	Total
Office lease	$171,759	$167,374	$170,672	$173,970	$177,268	$861,043

16

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2020	158,219	256,873	198,607	51,760	245,647	13,968,566	14,879,672
Additions/reduction (1)	-	10,131	374	-	-	-	10,505
December 31, 2021	158,219	267,004	198,981	51,760	245,647	13,968,566	14,890,177

Accumulated depreciation
December 31, 2020	147,662	238,060	185,130	50,534	232,621	-	854,007
Depreciation	3,728	5,983	4,076	245	2,606	-	16,638
December 31, 2021	151,390	244,043	189,206	50,779	235,227	-	870,645

Carrying amounts
December 31, 2020	10,557	18,813	13,477	1,226	13,026	13,968,566	14,025,665
December 31, 2021	6,829	22,961	9,775	981	10,420	13,968,566	14,019,532

17

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

6.	Property, plant and equipment (Continued)

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2019	158,219	251,346	197,351	51,760	245,647	14,098,446	15,002,769
Additions/reduction (1)	-	5,527	1,256	-	-	(129,880)	(123,097)
December 31, 2020	158,219	256,873	198,607	51,760	245,647	13,968,566	14,879,672

Accumulated depreciation
December 31, 2019	143,541	231,597	179,713	50,228	229,364	-	834,443
Depreciation	4,121	6,463	5,417	306	3,257	-	19,564
December 31, 2020	147,662	238,060	185,130	50,534	232,621	-	854,007

Carrying amounts
December 31, 2019	14,678	19,749	17,638	1,532	16,283	14,098,446	14,168,326
December 31, 2020	10,557	18,813	13,477	1,226	13,026	13,968,566	14,025,665

(1)	At December 31, 2019, the Company accrued in accounts payable USD$250,000 ($324,700) for a storage extension fee of the mill equipment in Alaska to October 31, 2020. On June 12, 2020, the landlord agreed to reduce the storage fee from USD$250,000 to USD$150,000 that resulted in a USD$100,000 ($129,880) reduction in capitalized mill equipment in property, plant and equipment. The remaining outstanding storage fee of USD$50,000 is recorded in accounts payable as at December 31, 2020.

18

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

7.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2020)	10,319,510	1	10,319,511
Additions	892,246	-	892,246
Closing balance - (December 31, 2021)	11,211,756	1	11,211,757
Deferred exploration costs:
Opening balance - (December 31, 2020)	48,286,318	-	48,286,318
Costs incurred during the year
Drilling and related costs	178,070	-	178,070
Professional/technical fees	276,305	-	276,305
Claim maintenance/lease costs	159,942	-	159,942
Geochemical, metallurgy	22,639	-	22,639
Travel and accommodation	256,641	-	256,641
Geology, geophysics and exploration	299,960	-	299,960
Supplies and miscellaneous	196,508	-	196,508
Environmental and permit	741,436	-	741,436
Value-added tax (Note 4)	308,457		308,457
Refund - Value-added tax	(506,394)	-	(506,394)
Total deferred exploration costs during the year	1,933,564	-	1,933,564
Closing balance - (December 31, 2021)	50,219,882	-	50,219,882
Total exploration and evaluation assets	61,431,638	1	61,431,639

19

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars
7.	Exploration and evaluation assets (Continued)

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2019)	9,460,274	1	9,460,275
Additions	859,236	-	859,236
Closing balance - (December 31, 2020)	10,319,510	1	10,319,511
Deferred exploration costs:
Opening balance - (December 31, 2019)	47,512,735	-	47,512,735
Costs incurred during the year
Professional/technical fees	137,167	-	137,167
Claim maintenance/lease costs	159,934	-	159,934
Geochemical, metallurgy	11,947	-	11,947
Technical studies	117,058	-	117,058
Travel and accommodation	125,679	-	125,679
Geology, geophysics and exploration	111,773	-	111,773
Supplies and miscellaneous	115,587	-	115,587
Environmental and permit	6,916	-	6,916
Value-added tax (Note 4)	120,964		120,964
Refund - Value-added tax	(133,442)	-	(133,442)
Total deferred exploration costs during the year	773,583	-	773,583
Closing balance - (December 31, 2020)	48,286,318	-	48,286,318
Total exploration and evaluation assets	58,605,828	1	58,605,829

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge, title to all of its interests are in good standing.

The following is a description of the Company’s most significant property interests:

(a) Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

In 2015, legal proceedings against the Mexican mining authorities regarding certain mining concessions held by the Company were initiated by the Ejido Tecoltemi. These mining concessions covered approximately 14,000 Ha, including the Company’s project in the Ixtaca Zone and certain endowed lands of the Ejido (the “Ejido Land”), which comprise approximately 330 Ha (the “Original Concessions”).

In 2015, Almaden commenced a process to voluntarily cancel approximately 7,000 Ha of its Original Concessions, including the area covering the Ejido Lands. Almaden divided the Original

20

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

(a) Tuligtic (continued)

Concessions into nine smaller concessions, which included two smaller mining concessions which overlapped the Ejido Lands (the “Overlapping Concessions”) and then voluntarily cancelled the Overlapping Concessions. The applicable Mexican mining authorities issued the New Concessions and accepted the abandonment of the Overlapping Concessions in May and June of 2017 after the issuance of a Court Order.

In 2017, the Ejido Tecoltemi filed a legal complaint about the court order leading to the New Concessions. On February 1, 2018, the court reviewing the complaint ruled the Ejido’s complaint was founded, and sent the ruling to the court hearing the Amparo. On December 21, 2018, the General Directorate of Mines issued a resolution that the New Concessions are left without effect, and the Original Concessions are in full force and effect. On February 13, 2019, the General Directorate of Mines delivered, to the court hearing the Amparo, mining certificates stating that the Original Concessions are valid, and the New Concessions are cancelled. On December 16, 2019 the General Directorate of Mines issued mineral title certificates directly to Almaden that the Original Concessions are active and owned by Minera Gorrión and the New Concessions are left without effect. Currently, applicable Mexican mining authority records show the Original Concessions as Almaden’s sole mineral claims to the Ixtaca Project.

On January 21, 2020, Almaden filed an administrative challenge against the Mexican mining authorities’ issuance of the December 2019 Certificates. Almaden’s appeals to this change in mineral tenure are based on Mexican legal advice that the New Concessions remain in full force and effect. Almaden continues to file taxes and assessment reports on the New Concessions, which have been accepted by the Mexican mining authorities, and Almaden has not received any notifications from the Mexican mining authorities regarding unpaid taxes on the Original Concessions.

On February 14, 2020 and March 24, 2020, the Company entered into two amended option agreements to secure land holdings on the Tuligtic project. The Company has the option to acquire a 100% ownership of two land holdings for cash payments of $3,000,000 Mexico pesos (MXN) and USD$375,000 that were paid in early 2021 respectively. Payments are not refundable upon termination of the option agreement.

(b) Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

(c) Other

Expenditures incurred by the Company in Mexico are subject to Mexican Value added tax (“VAT”). The VAT is included in exploration and evaluation assets as incurred. Under Mexican law VAT paid can be used in the future to offset amounts resulting from VAT charge on sales. Under certain circumstances and subject to approval from tax authorities as Company can also apply for early refund of VAT prior to generating sales. During 2021, the Company received a VAT recovery of $506,394 and other income of $446,184 related to the VAT refund from prior years are recorded in interest and other income.

21

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars
8.	Gold loan payable and gold in trust

The Company has entered into a secured gold loan agreement (“Gold Loan”) with Almadex Minerals Ltd. (“Almadex” or the “Lender”) pursuant to which Almadex has agreed to loan up to 1,597 ounces of gold bullion to the Company. The approximate value of this gold as at May 14, 2019 was USD$2,072,060 or $2,790,858.

Under the terms of the Gold Loan, the Company will be entitled to draw-down the gold in minimum 400 ounce tranches. At any given time, the amount of gold ounces drawn multiplied by the London Bullion Market Association (“LBMA”) AM gold price in US dollars, plus any accrued interest or unpaid fees, shall constitute the Loan Value.

The maturity date for the Gold Loan is March 31, 2024, and can be extended by two years at the discretion of the Company (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of common shares of the Company (“Shares”), according to the Lender’s discretion. Mandatory prepayment shall be required in the event that the Company’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Company to deliver 100 gold ounces per month to the Lender. In addition, the Company has the right to pre-pay the Loan Value at any time without penalty, in either gold bullion or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term. The conversion rate is equal to 95% of the 5 trading day volume weighted average price of the Share on the Toronto Stock Exchange or an equivalent.

The interest rate of the Gold Loan is 10% of the Loan Value per annum, calculated monthly, paid in arrears. Interest payments can either be accrued to the Loan Value, or paid by the Company in cash or gold bullion. A standby fee of 1% per annum, accrued quarterly, will be applied to any undrawn amount on the Gold Loan.

In addition, the Company has issued Almadex 500,000 transferable share purchase warrants (“Warrants”), with an exercise price of $1.50 per Share and expiry date of May 14, 2024 as an arrangement fee to cover the administrative costs of setting up the credit facility. These warrants were valued at $50,000 using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, risk-free interest rate of 1.54%, expected dividend yield of 0% and expected volatility of 44.25%.

Security for the loan is certain equipment related to the Rock Creek Mill, which is not required for the Ixtaca Project. The Gold Loan includes industry standard provisions in the event of default, material breach and change of control.

The Gold Loan was recorded at fair value at inception and is subsequently measured at amortized cost using the effective interest method, recognizing interest expense on an effective yield basis.

The Company has determined that the Gold Loan contains multiple derivatives which are embedded in the US dollar denominated debt instrument. As the convertible Gold Loan is denominated in US dollars and is convertible into common shares based upon a variable Canadian dollar conversion rate, the fixed for fixed criteria is not met. As such, the conversion option cannot be classified as an equity instrument and is deemed to have no value. The embedded derivative from indexation of the loan principal portion to the movement in the price of gold is classified as a derivate financial liability and is marked to market at each period end using the Black-Scholes option-pricing model.

22

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

At inception, the following assumptions were used: expected life of five years, risk-free interest rate of 1.57% and expected volatility of 11.06%. The fair value of the embedded derivative for the year ended December 31, 2021 increased by $18,156 based on the following assumptions used in the Black-Scholes option-pricing model: expected life of 2.25 years, risk-free interest rate of 1.23% and expected volatility of 15.63%.

The continuity of gold loan payable and derivative financial liabilities are as follows:

	December 31, 2021	December 31, 2020
Gold loan payable – opening balance	$2,842,756	$2,541,338
Accrued interest expense	271,093	261,151
Accrued standby fees	8,743	9,536
Accretion expense	114,535	100,563
Foreign exchange difference	(9,582)	(69,832)
Gold loan payable	$3,227,545	$2,842,756

Derivative financial liabilities – opening balance	$375,417	$430,965
Change in fair value through profit & loss	18,156	(44,049)
Foreign exchange difference	(1,953)	(11,499)
Derivative financial liabilities	$391,620	$375,417

  As at December 31, 2021, Almaden has 397 ounces (397 ounces at December 31, 2020) of gold bullion on its account at a fair value of $915,995 ($955,781 at December 31, 2020).

On January 22, 2020, the Company received $818,360 on the sale of 400 ounces of gold in trust and has recorded a gain on sale of gold in trust of $19,413.

The continuity of gold in trust are as follows:

	December 31, 2021		December 31, 2020
	Ounces	$	Ounces	$
Gold in trust, opening balance	397	955,781	797	1,576,366
Sale of gold in trust	-	-	(400)	(818,360)
Gain on sale	-	-	-	19,413
Change in fair value through profit & loss	-	(35,775)	-	199,379
Foreign exchange difference	-	(4,011)	-	(21,017)
	397	915,995	397	955,781

9.	Warrant liability

In connection with the registered direct offering private placement completed during the year ended December 31, 2021, the Company issued a total of 7,923,077 warrants exercisable at US$0.80 per share. The fair value of these warrants was $2,371,174, valued using the Black-Scholes Pricing model with the following assumptions:

23

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

9.	Warrant liability (Continued)

Risk-free interest rate	0.53%
Expected life of warrants (in years)	3.00
Expected annualized volatility	72.42%
Dividend	Nil
Forfeiture rate	0%

The fair value is recorded as a derivative financial liability as these warrants are exercisable in US dollars, differing from the Company’s functional currency. The change in fair value resulted in a gain of $1,747,884 and is recognized in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021. The fair value warrants were re-valued at period end using the Black-Scholes Pricing Model with the following assumptions:

Risk-free interest rate	0.95%
Expected life of warrants (in years)	2.21
Expected annualized volatility	78.39%
Dividend	Nil
Forfeiture rate	0%

10.	Share capital and reserves

(a) Authorized share capital

At December 31, 2021, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b) Details of private placements and other issues of common shares in 2021, 2020 and 2019

On March 18, 2021, the Company closed a registered direct offering private placement for the purchase and sale of 15,846,154 common shares and common share warrants to purchase up to 7,923,077 common shares at a combined purchase price of US$0.65 per unit for aggregate gross proceeds of US$10.3 million (CAD$12,838,950). The common share warrants will be immediately exercisable, have an exercise price of US$0.80 per share and will expire three years from the date of issuance. Share issue costs included a finder’s fee of $834,532 in cash, and finders’ warrants to purchase up to 435,769 common shares at a price of US$0.80 per common share until March 18, 2024. The fair value of the finders’ warrants was $130,731. In connection with the registered direct offering, the Company also incurred $393,837 in share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the registered direct offering were allocated $10,467,776 to share capital and $2,371,174 to warrants.

Share issue costs of $40,990 was recorded for fees paid related to the Short Form Base Shelf Prospectus file subsequent to year-end on February 25, 2021.

On August 6, 2020, the Company closed a non-brokered private placement by the issuance of 3,100,000 units at a price of $0.65 per unit for gross proceeds of $2,015,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $0.90 per share until August 6, 2023. Share issue costs included a finder’s fee of $52,341 in cash. In connection with the private placement, the Company also incurred $108,674 in share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

24

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

10.	Share capital and reserves

(b) Details of private placements and other issues of common shares in 2021, 2020 and 2019 (Continued)

On March 27, 2020, the Company closed a non-brokered private placement by the issuance of 5,509,658 units at a price of $0.37 per unit for gross proceeds of $2,038,573. Each unit consists of one common share and one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $0.50 per share until March 27, 2023. In connection with the private placement, the Company also incurred $42,349 in share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

(c) Warrants

The continuity of warrants for the years ended December 31, 2021, 2020 and 2019 are as follows:

Expiry date	Exercise price	December 31, 2020	Issued	Exercised	Expired	December 31, 2021
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
March 27, 2023	$0.50	5,489,658	-	-	-	5,489,658
August 6, 2023	$0.90	3,100,000	-	-	-	3,100,000
March 18, 2024	USD$0.80	-	7,923,077	-	-	7,923,077
March 18, 2024	USD$0.80	-	435,769			435,769
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		13,809,658	8,358,846	-	-	22,168,504
Weighted average exercise price		$0.92	$1.00	-	-	$0.95

The weighted average remaining life of warrants outstanding at December 31, 2021 was 1.51 years (2020 – 2.08 years).

Expiry date	Exercise price	December 31, 2019	Issued	Exercised	Expired	December 31, 2020
June 1, 2020	$2.45	4,928,900	-	-	(4,928,900)	-
June 7, 2020	$1.35	192,450	-	-	(192,450)	-
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
March 27, 2023	$0.50	-	5,509,658	(20,000)	-	5,489,658
August 6, 2023	$0.90	-	3,100,000	-	-	3,100,000
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		10,341,350	8,609,658	(20,000)	(5,121,350)	13,809,658
Weighted average exercise price		$1.88	$0.64	$0.50	$2.41	$0.92

25

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(c) Warrants (Continued)

The weighted average remaining life of warrants outstanding at December 31, 2020 was 2.08 years (2019 – 1.53 years).

Expiry date	Exercise price	December 31, 2018	Issued	Exercised	Expired	December 31, 2019
June 1, 2019	$2.00	295,734	-	-	(295,734)	-
August 7, 2019	$2.00	1,259,704	-	-	(1,259,704)	-
August 7, 2019	$1.35	10,411	-	-	(10,411)	-
June 1, 2020	$2.45	4,928,900	-	-	-	4,928,900
June 7, 2020	$1.35	192,450	-	-	-	192,450
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
May 14, 2024	$1.50	-	500,000	-	-	500,000
Warrants outstanding and exercisable		11,407,199	500,000	-	(1,565,849)	10,341,350
Weighted average exercise price		$1.91	$1.50	-	$2.00	$1.88

The weighted average remaining life of warrants outstanding at December 31, 2019 was 1.53 years (2018 – 2.14 years).

The weighted average fair value of finders’ warrants granted during the years ended December 31, 2021, 2020 and 2019 calculated using the Black-Scholes option-pricing model at the issue dates, are as follows:

Weighted average assumptions used

Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
435,769	March 18, 2021	$0.30	0.53%	3	72.42%	$Nil
500,000	May 14, 2019	$0.10	1.54%	5	44.25%	$Nil

(d) Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2021, the Company had reserved 1,732,141 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the years ended December 31, 2021, 2020 and 2019 vested on the grant date.

26

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d) Share purchase option compensation plan (Continued)

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the years ended December 31, 2021, 2020 and 2019 are as follows:

Expiry date	Exercise price	December 31, 2020	Granted	Exercised	Expired	December 31, 2021
February 7, 2021	$1.11	300,000	-	-	(300,000)	-
February 7, 2021	$0.84	425,000	-	(375,000)	(50,000)	-
March 29, 2021	$1.08	400,000	-	-	(400,000)	-
March 29, 2021	$0.90	100,000	-	-	(100,000)	-
May 6, 2021	$0.69	557,000	-	(275,000)	(282,000)	-
July 7, 2021	$0.80	1,612,000	-	(75,000)	(1,537,000)	-
August 13, 2021	$1.01	150,000	-	-	(150,000)	-
September 16, 2021	$0.90	1,155,000	-	-	(1,155,000)	-
December 12, 2021	$1.00	200,000	-	-	(200,000)	-
March 4, 2022	$0.47	1,125,000	-	-	-	1,125,000
April 30, 2022	$0.41	100,000	-	-	-	100,000
April 30, 2022	$0.58	220,000	-	-	-	220,000
May 31, 2022	$0.62	700,000	-	-	(100,000)	600,000
June 9, 2022	$0.64	2,180,000	-	-	(200,000)	1,980,000
October 3, 2022	$1.13	1,346,000	-	-	(486,000)	860,000
December 15, 2022	$0.89	972,000	-	-	(72,000)	900,000
February 9, 2023	$0.97	-	450,000	-	(100,000)	350,000
March 3, 2023	$0.96	-	325,000	-	(75,000)	250,000
March 31, 2023	$0.68	-	1,975,000	-	-	1,975,000
May 8, 2023	$0.69	-	100,000	-	-	100,000
May 28, 2023	$0.65	-	100,000	-	-	100,000
July 8, 2023	$0.62	-	2,470,000	-	-	2,470,000
September 18, 2023	$0.51	-	960,000	-	-	960,000
Options outstanding and exercisable		11,542,000	6,380,000	(725,000)	(5,207,000)	11,990,000
Weighted average exercise price		$0.80	$0.67	$0.78	$0.90	$0.68

The weighted average remaining life of stock options outstanding at December 31, 2021 was 0.98 years (2020 – 1.08 years).

27

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d) Share purchase option compensation plan (Continued)

Expiry date	Exercise price	December 31, 2019	Granted	Exercised		Expired	December 31, 2020
April 10, 2020	$1.03	90,000	-	-		(90,000)	-
April 30, 2020	$1.53	500,000	-	-		(500,000)	-
April 30, 2020	$1.14	100,000	-	-		(100,000)	-
April 30, 2020	$1.04	100,000	-	-		(100,000)	-
June 8, 2020	$0.98	2,180,000	-	-		(2,180,000)	-
September 30, 2020	$1.25	1,095,000	-	(25,000)		(1,070,000)	-
September 30, 2020	$0.83	106,000	-	(106,000	)(i)	-	-
September 30, 2020	$0.79	170,000	-	(150,000	)(i)	(20,000)	-
December 13, 2020	$0.86	762,000	-	(635,000	)(i)	(127,000)	-
February 7, 2021	$1.11	300,000	-	-		-	300,000
February 7, 2021	$0.84	425,000	-	-		-	425,000
March 29, 2021	$1.08	400,000	-	-		-	400,000
March 29, 2021	$0.90	100,000	-	-		-	100,000
May 6, 2021	$0.69	557,000	-	-		-	557,000
July 7, 2021	$0.80	1,612,000	-	-		-	1,612,000
August 13, 2021	$1.01	150,000	-	-		-	150,000
September 16, 2021	$0.90	1,160,000	-	-		(5,000)	1,155,000
December 12, 2021	$1.00	200,000	-	-		-	200,000
March 4, 2022	$0.47	-	1,130,000	(5,000)		-	1,125,000
April 30, 2022	$0.41	-	115,000	(15,000)		-	100,000
April 30, 2022	$0.58	-	220,000	-		-	220,000
May 31, 2022	$0.62	-	700,000	-		-	700,000
June 9, 2022	$0.64	-	2,180,000	-		-	2,180,000
October 3, 2022	$1.13	-	1,346,000	-		-	1,346,000
December 15, 2022	$0.89	-	972,000	-		-	972,000
Options outstanding and exercisable		10,007,000	6,663,000	(936,000)		(4,192,000)	11,542,000
Weighted averageexercise price		$0.97	$0.74	$0.85		$1.12	$0.80

(i)	In accordance with the Company’s stock option plan, options holders exercised 100,000, 68,000 and 580,000 stock options on a cashless basis at an exercise price of $0.79, $0.83 and $0.86 respectively. The total number of shares issued in connection with the cashless exercise of options was 105,877.

The weighted average remaining life of stock options outstanding at December 31, 2020 was 1.08 years (2019 – 1.02 years).

28

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

Expiry date	Exercise price	December 31, 2018	Granted	Exercised	Expired	December 31, 2019
January 2, 2019	$1.04	375,000	-	-	(375,000)	-
March 17, 2019	$1.35	207,000	-	-	(207,000)	-
May 4, 2019	$1.99	175,000	-	-	(175,000)	-
May 19, 2019	$1.84	75,000	-	-	(75,000)	-
June 12, 2019	$1.89	75,000	-	-	(75,000)	-
July 2, 2019	$1.32	150,000	-	-	(150,000)	-
July 2, 2019	$1.19	60,000	-	-	(60,000)	-
July 2, 2019	$1.34	1,427,000	-	-	(1,427,000)	-
September 19, 2019	$1.40	1,160,000	-	-	(1,160,000)	-
April 10, 2020	$1.03	90,000	-	-	-	90,000
April 30, 2020	$1.53	500,000	-	-	-	500,000
April 30, 2020	$1.14	100,000	-	-	-	100,000
April 30, 2020	$1.04	100,000	-	-	-	100,000
June 8, 2020	$0.98	2,180,000	-	-	-	2,180,000
September 30, 2020	$1.25	1,095,000	-	-	-	1,095,000
September 30, 2020	$0.83	106,000	-	-	-	106,000
September 30, 2020	$0.79	170,000	-	-	-	170,000
December 13, 2020	$0.86	762,000	-	-	-	762,000
February 7, 2021	$1.11	300,000	-	-	-	300,000
February 7, 2021	$0.84	-	425,000	-	-	425,000
March 29, 2021	$1.08	400,000	-	-	-	400,000
March 29, 2021	$0.90	-	100,000	-	-	100,000
May 6, 2021	$0.69	-	557,000	-	-	557,000
July 7, 2021	$0.80	-	1,612,000	-	-	1,612,000
August 13, 2021	$1.01	-	150,000	-	-	150,000
September 16, 2021	$0.90	-	1,160,000	-	-	1,160,000
December 12, 2021	$1.00	200,000	-	-	-	200,000
Options outstanding and exercisable		9,707,000	4,004,000	-	(3,704,000)	10,007,000
Weighted average exercise price		$1.19	$0.83	-	$1.38	$0.97

The weighted average remaining life of stock options outstanding at December 31, 2019 was 1.02 years (2018 – 1.24 years).

29

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d) Share purchase option compensation plan (Continued)

The fair value of options granted during the years ended December 31, 2021, 2020 and 2019, calculated using the Black-Scholes option-pricing model at grant date, are as follows:

Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
960,000	September 17, 2021	$0.23	0.45%	2	82.96%	$Nil
2,470,000	July 8, 2021	$0.25	0.45%	2	84.98%	$Nil
100,000	May 28, 2021	$0.30	0.32%	2	86.03%	$Nil
100,000	May 7, 2021	$0.30	0.33%	2	86.33%	$Nil
1,975,000	March 31, 2021	$0.31	0.22%	2	85.85%	$Nil
325,000	March 2, 2021	$0.43	0.26%	2	85.48%	$Nil
450,000	February 9, 2021	$0.49	0.19%	2	84.04%	$Nil
972,000	December 15, 2020	$0.35	0.25%	2	76.39%	$Nil
1,346,000	October 1, 2020	$0.35	0.24%	2	65.81%	$Nil
2,180,000	June 9, 2020	$0.25	0.28%	2	62.07%	$Nil
700,000	May 1, 2020	$0.20	0.30%	2	61.30%	$Nil
220,000	April 29, 2020	$0.22	0.32%	2	61.31%	$Nil
115,000	April 13, 2020	$0.12	0.33%	2	60.60%	$Nil
1,130,000	March 4, 2020	$0.20	0.92%	2	55.66%	$Nil
1,160,000	September 16, 2019	$0.29	1.60%	2	50.73%	$Nil
150,000	August 13, 2019	$0.28	1.35%	2	50.20%	$Nil
1,612,000	July 4, 2019	$0.19	1.58%	2	45.82%	$Nil
557,000	May 6, 2019	$0.17	1.59%	2	45.42%	$Nil
100,000	March 1, 2019	$0.22	1.68%	2	50.79%	$Nil
425,000	January 3, 2019	$0.31	1.91%	2	50.28%	$Nil

Total share-based payments expenses as a result of options granted and vested during the year ended December 31, 2021 was $1,870,800 (2020 - $1,784,500; 2019 - $933,120).

11.	Related party transactions and balances

(a) Compensation of key management personnel

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, the Vice President Operations & Projects, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. (Azucar) and Almadex Minerals Ltd. (Note 11 (b)) is as follows:

30

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

11.	Related party transactions and balances (Continued)

(a) Compensation of key management personnel (Continued)

	December 31,	December 31,	December 31,
	2021	2020	2019

Professional fees	$60,000	$65,000	$276,491
Salaries and benefits (1)	450,522	101,200	404,800
Share-based payments	1,551,850	1,471,300	768,020
Directors’ fees	102,500	70,000	70,000
	$2,164,872	$1,707,500	$1,519,311

(1)	Effective May 1, 2019, the Chairman has deferred payment of his salary of $8,000 per month. The Company owes $256,000 to the Chairman as at December 31, 2021 (2020 - $160,000; 2019 - $64,000), which is recorded in accounts payable.

(b) Administrative Services Agreements

The Company recovers a portion of rent, office and license expenses from Azucar pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Azucar.

The Company also recovers a portion of rent, office and license expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

During the year ended December 31, 2021, the Company received $412,812 (2020 - $935,872; 2019 - $639,320) from Azucar for administrative services fees included in other income and received $969,532 (2020 - $468,227; 2019 - $320,093) from Almadex for administrative services fees included in other income.

At December 31, 2021, included in accounts receivable is $15,063 (2020 - $81,623) due from Azucar and $69,298 (2020 - $40,678) due from Almadex in relation to expenses recoveries.

Under the Administrative Services Agreements, the Company is the sole and exclusive manager of Azucar and Almadex that provides general management services, office space, executive personnel, human resources, geological technical support, accounting and financial services at cost with no mark-up or additional direct charge. The three companies are considered related parties though common directors and officers.

(c) Other related party transactions

At December 31, 2021, the Company accrued $72,130 (2020 - $37,689) payable to Almadex for exploration and drilling services in Mexico.

During the year ended December 31, 2021, the Company employed the Chairman’s daughter for a salary of $41,300 less statutory deductions (2020 - $41,300; 2019 - $41,300) for marketing and administrative services provided to the Company.

31

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

12.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2021 was based on the loss attributable to common shareholders of $2,668,254 (2020 - $3,129,368; 2019 - $3,763,075) and a weighted average number of common shares outstanding of 133,842,894 (2020 - 117,264,220; 2019 - 111,726,719).

The calculation of diluted net loss per share for the year ended December 31, 2021, 2020 and 2019 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

13.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2021	December 31, 2020	December 31, 2019

Exploration and evaluation assets expenditures included in trade and other payables	$89,203	$48,038	$166,154
Right-of-use assets	(508,799)	-	(394,654)
Gold in trust	-	-	(2,790,858)
Gold loan payable	-	-	2,412,534
Derivative financial liabilities	-	-	378,324
Warrant liability	2,371,174	-	-
Fair value of finders’ warrants	130,731	-	-
Lease liabilities	508,799	-	394,654
Fair value of cash stock options transferred to share capital on exercise of options	177,250	51,980	-
Fair value of cashless stock options transferred to share capital on exercise of options	-	178,480	-

32

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

13.	Supplemental cash flow information (Continued)

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2021	December 31, 2020

Cash	$2,133,076	$1,234,698
Term Deposits	8,037,300	1,300,000
	$10,170,376	$2,534,698

14.	Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2021	December 31, 2020	December 31, 2019
Loss before income taxes	$(2,354,113)	$(3,129,368)	$(3,763,075)
Statutory rate	27.00%	27.00%	27.00%

Expected income tax	(635,611)	(844,929)	(1,016,030)
Effect of different tax rates in foreign jurisdictions	5,281	27,574	(23,478)
Non-deductible share-based payments	505,116	481,815	251,942
Other permanent items	(620,413)	1,937	10,121
Change in deferred tax assets not recognized	733,447	300,505	50,106
Share issuance costs	(331,660)	(80,711)	(2,638)
True-ups and other	657,981	113,809	729,977
Deferred income tax (recovery) expense	$314,141	$-	$-

(b)	The Company’s deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project.

33

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

14.	Income Taxes (Continued)

The significant components of deferred income tax assets (liabilities) are as follows:

	December 31, 2021	December 31, 2020

Deferred tax assets
Non-capital losses	$3,818,755	$4,132,896

Deferred tax liabilities
Exploration and evaluation assets	(5,567,776)	(5,567,778)

Net deferred tax liabilities	$(1,749,021)	$(1,434,882)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2021	December 31, 2020

Non-capital loss carry forwards	$23,308,252	$21,385,090
Capital loss carry forwards	24,538,993	24,538,993
Exploration and evaluation assets	8,188,922	8,188,922
Share issue costs	1,293,588	807,644
Property, plant and equipment	372,155	-
Donations	32,960	32,960
Investment tax credit	223,873	239,849
	$57,958,743	$55,193,458

At December 31, 2021, the Company had operating loss carry forwards available for tax purposes in Canada of $23,308,252 (2020 - $23,680,582) which expire between 2032 and 2041.

15.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Except for warrant liability and derivative financial liabilities, the Company does not carry any financial instruments at FVTPL.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

34

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

15.	Financial instruments (Continued)

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at December 31, 2021, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$5,805,604	$330,983
Accounts receivable and prepaid expenses	5,933	51
Gold in trust	915,995	-
Total assets	$6,727,532	$331,034

Trade and other payables	$5,827	$88,947
Gold loan payable	3,227,545	-
Derivatives financial liabilities	391,620	-
Total liabilities	$3,624,992	$88,947

Net assets	$3,102,540	$242,087

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $310,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $24,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s accounts receivable consist of amounts due from related parties which were subsequently collected.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2021, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

35

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars
5.	Financial instruments (Continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $102,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

(f)	Classification of financial instruments

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative financial liabilities	-	391,620	-	391,620
Warrant liability	-	623,290	-	623,290

36

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars

16.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period.

17.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	December 31, 2021	December 31, 2020
Canada	$587,684	$205,898
United States	13,968,566	13,968,566
Mexico	61,434,031	58,608,820
	$75,990,281	$72,783,284

18.	Subsequent events

On February 17, 2022, the Company announced that the Supreme Court of Justice of Mexico (SCJN) reached a decision in respect of the mineral title lawsuit involving the Company’s minerals claims. The draft decision determines that the Mexican mineral title law is constitutional, but that before issuing Almaden’s mineral titles, the Ministry of the Economy should have provided for a consultation procedure with relevant indigenous communities. The draft orders the Ministry of the Economy to declare Almaden’s mineral titles ineffective and to re-issue them following the Ministry’s compliance with its obligation to carry out the necessary procedures to consult with indigenous communities. The final decision of the SCJN may be modified and differ from the draft described above. The decision will take effect at the time of official notification of the decision to the Company which is expected in April 2022.

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Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2021, 2020 and 2019
Expressed in Canadian dollars
18.	Subsequent events (Continued)

On March 7, 2022, the Company granted employees, consultants, officers and directors an aggregate of 1,125,000 stock options in accordance with the terms of the Company’s stock option plan, each of which is exercisable into one common share at an exercise price of $0.38 per share until March 7, 2027.

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